Rule 10f-3 Transaction

Issuance/ Trade Date: 1/7/2013
Security Description: Met Life Institutional Funding II
Total Amount Purchased: 30,000,000
Percent of Offering: 7.500%
Purchase Price: $100.000
First Available Public Price at Close: $99.932
Purchasing Funds: Prime Obligations Fund (FIVXX)
Underwriter from whom Purchased: UBS Securities
Participating Underwriters: Credit Suisse Securities (USA)
LLC, Deutsch Bank Securities Inc., UBS Securities LLC,
U.S. Bancorp Investments, Inc.